                                                                    Exhibit 99.2


[VIVENDI LOGO]


                                                             December 12, 2001



                                    ELEKTRIM



Vivendi Universal wants to make it clear that the financial situation of Elektrim has and will have no financial impact on Vivendi Universal.

The company's stake in Elektrim is limited to 10%, representing a total investment of 96 million euros. A provision of one-third of this amount was recorded in the company's financial statements at June 30, and will be increased to almost 80% at December 31, 2001.

Moreover, Vivendi Universal holds a 49% stake in Elektrim Telekomunicakja, the telecommunications subsidiary, alongside Societe Generale (2%) and Elektrim (49%).

Elektrim Telecomunicakja has a majority shareholding (51%) in PTC, Poland's leading mobile operator, and recently took over all the fixed-line and Internet assets of Elektrim, as provided for in the agreements signed in June. The new entity, with its excellent results and prospects, will not be affected by Elektrim's current financial situation.

Vivendi Universal would point out, however, that it decided not to consolidate its stake in Elektrim, which falls outside its medium-term core strategy.



IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control. Vivendi Universal does not undertake, nor does it have any obligation, to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.